UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38279

SOGOU INC.

(Exact name of registrant as specified in its charter)

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☒

Press Release

On February 1, 2019, the registrant announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018. The registrant also announced Mr. Yuxin Ren’s resignation as a member of the board of directors of the registrant (the “Board”) for personal reasons, and the appointment of Mr. Yu Yin to serve on the Board to fill the vacancy created by Mr. Ren’s resignation.  A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2018.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOGOU INC.

	By:	/s/ Joe Zhou
Joe Zhou
Chief Financial Officer

Date: February 1, 2019

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